FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: April 27, 2021
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Announces Fourth Quarter Results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: April 27, 2021

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES FOURTH QUARTER RESULTS

HERZLIYA, Israel, April 27, 2021 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the fourth quarter ended December 31, 2020.

Revenues from fixed income real estate totaled $3.4 million for the quarter ended December 31, 2020 compared to revenues of $4 million for the fourth quarter of 2019.

Net loss attributable to Optibase Ltd shareholders for the quarter ended December 31, 2020 was $625,000 or $0.12 per basic and diluted share compared to net loss of $1.1 million or $0.21 per basic and diluted share for the fourth quarter of 2019.

For the year ended December 31, 2020 revenues totaled $14.9 million compared to revenues of $16.1 million for the year ended December 31, 2019. Net income attributable to Optibase Ltd Shareholders for the year ended December 31, 2020 was $6.4 or $1.24 per basic and diluted share, compared to a net loss of $2 million or $0.38 per basic and diluted share for the year ended December 31, 2019.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.2 million basic and diluted shares for each period.

As of December 31, 2020, we had cash and cash equivalents of $28.8 million, and shareholders' equity of $86.7 million, compared with $12.6 million, and $71.8 million, respectively, as of December 31, 2019.

Amir Philips, Chief Executive Officer of Optibase commented on the fourth quarter results: "This quarter our fixed income real estate rent has decreased compared to the fourth quarter of 2019 mainly due to the sale of our portfolio in Germany comprised of twenty-seven (27) separate commercial properties for a total consideration of EUR 35 million (approximately $38.9 million). Our net loss has decreased compared to the fourth quarter of 2019. The decrease in our net loss is mostly attributed to a decrease in our Equity share in losses of associates, net, related to our investment in 300 River Holdings, LLC, a decrease in our financial expenses and a decrease in our general and administrative expenses. For the fourth quarter of 2020, we generated NOI of $2.9 million representing a decrease compared to the fourth quarter of 2019 mainly due to a decrease in our operating income, due to a decrease in our fixed income real estate rent, an increase in our real estate depreciation, amortization and impairment offset by a decrease in our general and administrative expenses. For the year ended December 31, 2020, we generated NOI of $12.3 million representing a decrease compared to the year ended December 31, 2019, and net income of $6.4 million attributed to Optibase Ltd. compared to a net loss of $2 million to the year ended December 31, 2019, mainly due to the sale of portfolio in Germany. In addition, for the year ended December 31, 2020, our Recurring FFO increased to $4.7 million compared to Recurring FFO of $4.2 million for the year ended December 31, 2019. The increase in our Recurring FFO is due to a decrease in our operating costs, general and administrative expenses and financial expenses offset by a decrease in our fixed income from real estate rent. Mr. Philips concluded: “We continue our work to maintain our basic parameters and to increase our financial stability as we progress into 2021.”

OPTIBASE REPORTS/2

ACCOUNTING AND OTHER DISCLOSURES

Non-GAAP Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, which, to calculate NOI, is adjusted to add back real estate depreciation, and amortization, general and administrative expenses and other operation expenses less gain on sale of operating properties. We use NOI internally as a performance measure and believe that NOI (when combined with the primary GAAP presentations) provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

We consider the NOI to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, to understand the core property operations prior to depreciation and amortization expenses and general and administrative costs. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, we consider the NOI to be a useful measure for determining the value of a real estate asset or groups of assets.
The metric NOI should only be considered as supplemental to the metric operating income as a measure of our performance. NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. NOI should also not be used as a supplement to, or substitute for, cash flow from operating activities (computed in accordance with generally accepted accounting principles in the United States).

Non-GAAP Funds from operation, or FFO, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is net income, which, to calculate FFO, is adjusted to add back depreciation and amortization and after adjustments for unconsolidated associates. We make certain adjustments to FFO, which it refers to as Non-GAAP recurring FFO or recurring FFO, to account for items we do not believe are representative of ongoing operating results, including transaction costs associated with acquisitions. We use FFO internally as a performance measure and we believe FFO (when combined with the primary GAAP presentations) is a useful, supplemental measure of our operating performance as it’s a recognized metric used extensively by the real estate industry. We also believe that Recurring FFO is a useful, supplemental measure of our core operating performance. The company believes that financial analysts, investors and shareholders are better served by the presentation of operating results generated from its FFO and Recurring FFO measures.

We consider the FFO and Recurring FFO to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, in analyzing our operating performance.

The metric’s FFO and Recurring FFO should only be considered as supplemental to the metric net income as a measure of our performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

OPTIBASE REPORTS/3

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data

A reconciliation of operating income to NOI is as follows:

	Year ended		Three months ended
	December 31	December 31	December 31	December
	2020	2019	2020	2019
	$	$	$	$
	Audited	Audited	Unaudited	Unaudited

GAAP Operating income	14,984	5,828	928	1,199

Adjustments:
Real estate depreciation, amortization and impairment	3,946	4,321	1,228	1,083

General and administrative	2,523	3,047	723	1,037

Gain on sale of operating properties	(9,127)	-	-	-

Non-GAAP Net Operating Income NOI	12,326	13,196	2,879	3,319

A reconciliation of net income to FFO and Recurring FFO is as follows:

	Nine months ended		Three months ended
	December 31	December 31	December 31	December 31
	2020	2019	2020	2019
	$	$	$	$
	Audited	Audited	Unaudited	Unaudited

GAAP Net income (loss) attributable to Optibase LTD	6,433	(1,993)	(625)	(1,118)

Adjustments :
Real estate depreciation, amortization and impairment	3,946	4,321	1,228	1,083

Pro-rata share of real estate depreciation and amortization from unconsolidated associates	3,087	3,085	594	851

Non-controlling interests share in the above adjustments	(1,234)	(1,162)	(322)	(292)

Non-GAAP Fund From Operation (FFO)	12,232	4,251	875	524

Gain on sale of operating properties, net	(7,570)	-	(13)	-

Non-GAAP Recurring Fund From Operation (Recurring FFO)	4,662	4,251	862	524

Amounts in thousands

OPTIBASE REPORTS/4

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties and beneficial interest in real-estate assets and projects in Switzerland, Texas, Philadelphia, PA, Miami, FL, and in Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2020

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2020	2019	2020	2019
	$	$	$	$
	Audited	Audited	Unaudited	Unaudited

Fixed income real estate rent	14,874	16,144	3,443	4,050
Cost and expenses:
Cost of real estate operation	2,548	2,948	564	731
Real estate depreciation, amortization and impairment	3,946	4,321	1,228	1,083
General and administrative	2,523	3,047	723	1,037
Total cost and expenses	9,017	10,316	2,515	2,851

Gain on sale of operating properties	9,127	-	-	-

Operating income	14,984	5,828	928	1,199

Other Income	454	722	153	144
Financial expenses, net	(1,781)	(2,630)	(23)	(594)
Income before taxes on income	13,657	3,920	1,058	749
Taxes on income	(2,162)	(1,472)	(497)	(330)
Equity share in losses of associates, net	(2,079)	(2,321)	(510)	(1,051)

Net income (loss)	9,416	127	(51)	(632)

Net income attributable to non-controlling interests	2,983	2,120	676	486
Net income (loss) attributable to Optibase LTD	6,433	(1,993)	(625)	(1,118)

Net earnings (loss) per share :
Basic and Diluted	$1.24	$(0.38)	$(0.12)	$(0.21)

Number of shares used in computing earnings per share
Basic	5,186	5,186	5,186	5,186
Diluted	5,186	5,186	5,186	5,186

Amounts in thousands

OPTIBASE REPORTS/6

Condensed Consolidated Balance Sheets

	December 31, 2020	December 31, 2019
	Audited	Audited
Assets

Current Assets:
Cash and cash equivalents	28,820	12,564
Restricted cash	835	32
Trade receivables, net	216	536
Other accounts receivables and prepaid expenses	569	628
Bonds related deposits	2,564	-
Property held for sale	-	29,727
Total current assets	33,004	43,487

Long term investments:
Long-term deposits	98	2,678
Right-of-use assets	272	376
Investments in companies and associates	9,269	11,657
Total Long term investments	9,639	14,711

Real estate properties, net	192,054	181,109

Total assets	234,697	239,307

Liabilities and shareholders' equity

Current Liabilities:
Current maturities of long term loans and bonds	6,447	28,803
Accounts payable and accrued expenses and other	4,144	5,028
Operating lease liabilities	166	142
Liabilities attributed to discontinued operations	2,061	2,061
Total current liabilities	12,818	36,034

Long term liabilities:
Deferred tax liabilities	15,095	13,801
Land lease liability, net	7,054	6,110
Operating lease liabilities	146	257
Long term loans, net of current maturities	112,923	108,406
Long term bonds, net of current maturities	-	2,845
Total long term liabilities	135,218	131,419

Shareholders’ equity:
Shareholders’ equity of Optibase Ltd	61,464	51,844
Non-controlling interests	25,197	20,010
Total shareholders' equity	86,661	71,854

Total liabilities and shareholders’ equity	234,697	239,307

Amounts in thousands